Exhibit 99.5

SHARE SUBSCRIPTION AGREEMENT

August 19, 2026

By and Among

Biao Wei

and

Lixiang Education Holding Co., Ltd.

魏彪

关于

丽翔教育控股有限公司

之

股份认购协议

2026 年 8 月 19 日

目录

Contents

Clause	Page
Article 1 DEFINITIONS	2
第 1 条 释义	2
Article 2 ISSUANCE OF SHARES	3
第 2 条 股份发行	3
Article 3 CONDITIONS PRECEDENT	4
第 3 条 先决条件	4
Article 4 PAYMENT METHOD	5
第 4 条 支付方式	5
Article 5 REPRESENTATIONS AND WARRANTIES	5
第 5 条 陈述和保证	5
Article 6 DEFAULT	10
第 6 条 违约责任	10
Article 7 CONFIDENTIALITY	11
第 7 条 保密	11
Article 8 GOVERNING LAW	12
第 8 条 适用法律	12
Article 9 FORCE MAJEURE	12
第 9 条 不可抗力	12
Article 10 EFFECTIVENESS, AMENDMENT AND TERMINATION	13
第 10 条 协议生效、变更及终止	13
Article 11 SERVICE OF NOTICES AND SERVICE OF PROCESS	14
第 11 条 通知及送达	14
Article 12 FEES	14
第 12 条 费用	14
Article 13 MISCELLANEOUS	14
第 13 条 其他	14

i

SHARE SUBSCRIPTION AGREEMENT

股份认购协议

This Agreement is made and entered into on August 19, 2026 by and between:

本协议于 2026 年 8月 19 日由以下各方签订：

(1) Biao Wei (“Purchaser”)/魏彪 （以下简称“买方”）

ID Card No.: ______________________________

身份证号：_______________________________

(2) Lixiang Education Holding Co., Ltd. (“Lixiang” or the “Company”)/丽翔教育控股有限公司 (以下简称 “丽翔教育”或“公司”)

Registered Address: 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands.

住所：4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands.

WHEREAS:

鉴于：

1、 Lixiang is an exempted company with limited liability validly incorporated and existing under the laws of the Cayman Islands. As of the date of this Agreement, the authorized share capital of Lixiang is US$2,000,000 divided into 20,000,000,000 ordinary shares with a par value of US$0.0001 each (the “Ordinary Shares”), consisting of (i) 19,700,000,000 Class A ordinary shares of a par value of US$0.0001 each (the “Class A Ordinary Shares”), (ii) 100,000,000 Class B ordinary shares of a par value of US$0.0001 each (the “Class B Ordinary Shares”), and (iii) 200,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors of Lixiang may determine in accordance with the Amended M&A. As of the date of this Agreement, there are 1,916,667,000 Ordinary Shares issued and outstanding, consisting of 1,871,667,000 Class A Ordinary Shares, including 1,866,667,000 Class A Ordinary Shares represented by 1,866,667 American depositary shares (“ADSs”) that Lixiang has publicly issued, and 45,000,000 Class B Ordinary Shares. As of the date of this Agreement, each ADS represents 1000 Class A Ordinary Shares, subject to share division, share consolidation, adjustment of conversion ratio between Class A Ordinary Share and ADS, recapitalization or other similar events.

丽翔教育系一家依据开曼群岛法律有效设立和存续的豁免有限责任公司。截至本协议签署之日，丽翔教育的法定股本为2,000,000美元，分为20,000,000,000股普通股，每股面值0.0001美元（“普通股”），其中包括：（1）19,700,000,000 A类普通股，每股面值0.0001美元（“A类普通股”），（2）100,000,000 B类普通股，每股面值0.0001美元（“B类普通股”），以及（3）200,000,000 股公司董事会根据修订版章程决定的股份类别（一类或多类），每股面值0.0001美元。截至本协议签署之日，丽翔教育已发行在外的普通股数量为1,916,667,000股，其中包括1,871,667,000股A类普通股（包括由1,866,667股美国存托股（“ADSs”）代表1,866,667,000股已公开发行的A类普通股）以及45,000,000股B类普通股。截至本协议签署之日，每股ADS代表1000股普通股, 并会基于股份分割、股份合并、普通股与ADS之间转换比例的调整、资本重组或其他类似事件而进行相应调整。

2、 Purchaser intends to make an strategic investment, to subscribe for and purchase Class B Ordinary Shares (“Shares”), from Lixiang, in accordance with the terms and conditions set forth in this Agreement.

买方有意按照本协议约定的条款和条件，战略投资认购丽翔教育的B类普通股（“目标股份”）。

NOW, THEREFORE, on the basis of the principle of equality, mutual assent and good faith, in accordance with relevant laws, regulations and regulatory legal documents, the Parties have reached this Agreement through friendly negotiations:

现各方在平等、自愿、诚信的基础上，依据相关法律、法规及规范性法律文件，经友好协商，达成本协议，以兹共同遵守：

The foregoing parties are referred to herein individually as a “Party” and collectively as the “Parties”.

在本协议中，以上各方单独称为“一方”，合并称为“各方”。

Article 1 DEFINITIONS

第 1 条 释义

1.1     Unless otherwise specified in specific terms, the following terms used herein shall have the following meanings:

除非具体条款另有约定，下列词语在本协议中使用时具有以下含义：

1.1.1      “Affiliate” means, with respect to any Person, any circumstance that one or more Persons directly or indirectly Controlling or Controlled by or under common Control with such Person. For the purpose of this section, “Control” (including the terms “Controlling”, “Controlled by” and “under common Control with”) means the possession of the power to determine/adjust the operation and policies of a party or the possession, directly or indirectly, of the power to make such determination or adjustment possible, whether through the ownership of voting equity interests, shares, other securities, contracts, agreements or otherwise.

关联方，指就任何主体而言，一个或一个以上的主体直接或间接控制该主体或受到该主体的控制或与该主体共同受其他主体的控制的情形。本款之“控制” (包括“控制”、“被控制”及“被共同控制”)是指通过持有具有表决权的股权、股份、其他有价证券、合同、协议或其他方式，可决定/调整某一方的经营及政策或直接/间接拥有使该等决定或调整成为可能的权利。

1.1.2      “Agreement” means this Share Subscription Agreement among the Parties, including any change, revision, amendment or supplement to this Share Subscription Agreement.

本协议，指各方签署的本股份认购协议，包括对本股份认购协议的任何修改、变更、修订或补充。

1.1.3      “Amended M&A” means the third amended and restated memorandum and articles of association of the Company, adopted by a special resolution passed on November 18, 2024, and as may be amended from time to time.

修订版章程，指公司在2024年11月18日经由特别决议通过的第三版经修订并重述的公司章程（经不时修订）。

1.1.4      “Applicable Law” means, in respect of any Party, public, valid and applicable laws, regulations, decisions, orders, relevant governmental rules and local government regulations and regulatory documents in other forms legally binding as applicable to such Party or binding upon such Party or any of its properties.

适用法律，对于任何一方而言，指适用于该方或对该方或其任何财产有约束力的、公开、有效并且适用的法律、法规、决定、命令、相关政府部门规章和地方政府规章以及其他形式的具有法律约束力的规范性文件。

1.1.5      “Business Day” means a day (other than a Saturday, a Sunday or a public holiday) that the banks in the United States and the People’s Republic of China are generally open for business

工作日，指除周六、周日以及公休日以外，中华人民共和国或美国银行营业之日。

1.1.6      “Constitutional Documents” means, in respect of any Party, the articles of association, business license, approval certificate, shareholders’ agreement, or any equivalent governing or constitutional documents of such Party.

组织文件，对于任何一方而言，指该方的公司章程、营业执照、批准证书、股东协议、或与此相当的管理或组织文件。

1.1.7      “CSRC” means China Securities Regulatory Commission of the People’s Republic of China.

中国证监会，指中国证券监督管理委员会。

1.1.8      “NASDAQ” means the US National Association of Securities Dealers Automated Quotations.

纳斯达克，指美国全国证券交易商协会自动报价表。

1.1.9      “SEC” means the United States Securities and Exchange Commission.

美国证券交易委员会，指 U.S. Securities and Exchange Commission。

1.1.10    “Subscription” means the subscription by Purchaser for the newly issued Shares of Lixiang pursuant to the terms and conditions of this Agreement and under the relevant NASDAQ rules.

本次认购，指买方根据本协议约定的条款和条件及纳斯达克相关规则认购丽翔教育新发行目标股份的行为。

1.2     In this Agreement, unless otherwise expressly provided therein: (i) any reference to “this Agreement” shall include any documents that modify or supplement this Agreement; (ii) any reference to “Articles” or “Sections” means a reference to a “Section” or “Sections” of this Agreement; (iii) the table of contents and headings to Articles are inserted for ease of reference only and shall not be construed as interpreting this Agreement or limiting the matters under such headings or the scope thereof; (iv) unless otherwise agreed, any reference to a “ day” in this Agreement means a natural day.

在本协议中除非上下文另有规定：(i) 凡提及本协议应包括对本协议的任何修订或补充的文件；(ii) 凡提及条款是指本协议的条款；(iii) 本协议的目录和条款的标题仅为查阅方便而设置，不应构成对本协议的任何解释，不对标题之下的内容及其范围有任何限定；(iv) 除另有约定外，本协议提及的日、天均为自然日。

Article 2 ISSUANCE OF SHARES

第 2 条 股份发行

2.1     The Parties agree that, upon satisfaction of all the conditions precedent set forth in Article 3.1 hereof, Purchaser shall subscribe for 5,000,000,000 newly issued Shares, subject to any share split, share division, share consolidation, share recapitalization and other similar changes (the “Adjustments”), for an aggregate purchase price of US$2,500,000 (the “Subscription Price”), being US$0.0005 per Share subject to Adjustments.

各方同意，在本协议第3.1条规定的先决条件全部获得满足的情况下，买方将认购丽翔教育新增发行的5,000,000,000股目标股份——根据任何股份拆细、股份分拆、股份合并、股份资本重组及其他类似变更（统称“调整”）而定，认购总价为2,500,000美元（“认购价款”），即每股 0.0005美元（取决于调整）。

2.2     The Parties agree that this Subscription shall be in compliance with relevant laws and regulations and relevant rules of the SEC, NASDAQ and CSRC, and the Parties shall timely provide necessary cooperation for the satisfaction of such rules.

各方同意，本次认购应符合相关法律、法规和美国证券交易委员会、纳斯达克、中国证监会的相关规定，各方应就满足该等规定及时提供必要的配合。

2.3     Purchaser warrants that, as of the date of this Agreement, it, as the investor of this Subscription, is not required or has already obtained relevant filing and there is no procedural obstacle that may affect the progress of this Subscription.

买方保证其作为本次认购的投资主体，在签署本协议日已确定无需或已取得相关备案，不存在影响本次认购交易进程的程序障碍。

2.4     Purchaser agrees that, for a period of five (5) years from the Closing Date (see the definition below) (the “Lock-Up Period”), Purchaser shall not, directly or indirectly, sell, transfer, pledge, encumber or otherwise dispose of any of the Shares acquired pursuant to this Agreement; provided, however, that Purchaser may transfer all or any portion of such Shares to any Affiliate of Purchaser, so long as such Affiliate agrees in writing to be bound by the terms of this lock-up restriction for the remainder of the Lock-Up Period.

买方同意，自交割日（见下文定义）起五（5）年内（“锁定期”），买方不得直接或间接出售、转让、质押、设置负担或以其他方式处置根据本协议取得的任何目标股份；但买方可将全部或部分该等目标股份转让给买方的关联方，前提是该关联方书面同意在锁定期剩余期间内受本锁定限制条款的约束。

Article 3 CONDITIONS PRECEDENT

第 3 条 先决条件

3.1     This Subscription shall be subject to the fulfillment of the following conditions precedent:

本次认购发行应以下述先决条件的成就为前提：

3.1.1      This Subscription has been approved by Purchaser’s investment committee, as applicable.

本次认购获得买方投资委员会的批准，如适用。

3.1.2      In accordance with relevant laws, regulations, organizational documents, and the relevant provisions of the SEC and NASDAQ, the matters related to this Subscription have obtained the effective approvals of the board of directors and the audit committee.

根据相关法律、法规，组织文件和美国证券交易委员会、纳斯达克的相关规定，本次认购有关事宜获得了公司董事会和审计委员会的有效批准。

3.1.3      The Subscription and the transactions contemplated hereunder shall have been approved by the shareholders of Lixiang at an annual general meeting of the Company duly convened and held in accordance with the Amended M&A and applicable laws.

本次认购及本协议项下拟进行的交易应已获得丽翔教育根据修订版章程及适用法律正式召集并举行的年度股东大会上股东的批准。

3.1.4      The matters relating to this Subscription have obtained/completed approval/ filing, as required, from/with the SEC and other external regulatory agencies in accordance with relevant laws, regulations, and the relevant provisions of the SEC and NASDAQ.

本次认购有关事宜已根据相关法律、法规和美国证券交易委员会、纳斯达克的相关规定获得或完成了美国证券交易委员会等外部监管部门就本次认购所要求的批准或备案。

Article 4 PAYMENT METHOD

第 4 条 支付方式

4.1     Purchaser agrees that, subject to the satisfaction of all conditions precedent set forth in Section 3.1 hereof, Purchaser shall make full payment of the Subscription Price to the designated account of Lixiang on the payment date determined by Lixiang (“Closing Date”).

买方同意，在本协议第 3.1 条规定的先决条件全部获得满足的前提下，买方应按照公司确定的具体缴款日期将本次认购价款足额缴付至公司的指定账户(“交割日”)。

Article 5 REPRESENTATIONS AND WARRANTIES

第 5 条 陈述和保证

5.1     Each of the Parties to this Agreement hereby represents and warrants to each other that, as of the date of this Agreement:

于本协议签署日，本协议各方相互做出如下陈述和保证：

5.1.1      Organization and Status. Each of the Parties to this Agreement has been duly incorporated and validly existing under applicable laws/ has full capacity for civil rights and capacity for civil conduct to enter into this Agreement and to exercise its rights and perform its obligations in accordance herewith.

组织和状况。协议各方已根据适用法律合法设立、有效存续/具有完全的民事权利能力及民事行为能力订立本协议，并按本协议行使权利及履行义务。

5.1.2      Authorization. Except as otherwise provided in this Agreement, each of the Parties to this Agreement has the power and authority to enter into and perform this Agreement, and to consummate this Subscription, and such actions have been duly authorized, constitute valid and legally binding obligations of the Parties and are enforceable.

授权。除本协议另有规定外，协议各方有权力和授权签署和履行本协议并完成本次认购，且前述行为已经获得所有必要的授权，对其构成有效和具有法律约束力的义务并具有强制执行力。

5.1.3      No Conflicts. The execution and performance of this Agreement by each of the Parties to this Agreement will not (i) result in a breach of any of its constitutional documents, if any; (ii) result in a breach of or be in conflict with any term or provision of any other contract, agreement or legally binding arrangement to which it is a party or constitute a default under any such agreement or arrangement; or (iii) result in a breach of any applicable Laws.

无冲突。协议各方签署和履行本协议不会(i) 导致违反其组织文件的任何条款（如有）；(ii)导致违反或抵触其为一方当事人而签署的其他合同、协议或具有法律约束力的安排的任何条款或规定，或者构成该等协议或安排项下的违约；(iii) 导致其违反任何适用法律。

5.1.4      No Further Requirements. Except as otherwise required in this Agreement, the consummation by it of the transactions contemplated hereby shall not be required to obtain/finish any consent, approval, authorization or order of, registration or filings with any third party or competent authority.

无进一步要求。除本协议另有规定外，其完成本协议所述的交易无需获取来自任何第三方或相关主管部门的同意、批准、授权、命令、登记、备案。

5.1.5      No Legal Proceedings. There are no material unresolved legal disputes which could (i) attempt to limit or prohibit the execution and performance of this Agreement and completion of this Subscription, or (ii) reasonably be expected to have a material adverse effect on any Party’s ability to perform its obligations under this Agreement or complete this Subscription.

无法律程序。不存在下述情况的重大未决法律纠纷：(i) 试图限制或禁止其签署和履行本协议并完成本次认购，或(ii) 经合理预期可能对其履行本协议项下义务的能力或完成本次认购的能力造成重大不利影响。

5.1.6      Good Faith Cooperation. Each Party warrants that it shall use its best efforts to obtain/complete, on its own and in cooperation with the other Party, the approvals, consents, filings, registrations, permits, authorizations and other third-party agreements required for the performance of this Agreement from the relevant government or regulatory authorities, as well as to sign the relevant transaction documents required under the regulations of the SEC for the successful implementation of this Subscription (if required).

尽力配合。协议各方保证尽力自行及配合其他方获得或完成本协议项下所须的政府或有关主管部门的审批、核准、备案、登记、同意、许可及其他第三方文件以及为顺利实施本次认购根据美国证券交易委员会的规定签署相关交易文件（如须）。

5.2     Representations and Warranties of Purchaser

买方陈述和保证

Purchaser hereby represents and warrants to Lixiang, as of the signing date and as of the Closing Date, as follows:

买方就截至签字日和交割日现况，对公司做出以下陈述和保证：

5.2.1      Business and Financial Experience. Purchaser is an accredited investor within the meaning of Rule 501 of Regulation D promulgated under the Securities Act and has such knowledge and experience in business and financial matters that Purchaser is capable of evaluating the merits and risks of Purchaser’s purchase of Shares as contemplated by this Agreement. Purchaser’s financial situation is such that it can afford to bear the economic risk of holding the Shares for an indefinite period of time and suffer complete loss of such Purchaser’s investment.

商业和财务经验。买方属于证券法的D规则第501条规定定义下的合格投资者，并具备相应的商业和财务知识和经验来审核此目标股份购买交易的内容和风险。买方的财务状况允许其去承担在不定期间内持有该目标股份和损失全部投资的经济风险。

5.2.2      Purchase for Own Account. Purchaser (a) is purchasing the Shares for its own account (not as a nominee or agent) for investment purposes only and not with an intent or view to, or for, resale, distribution, or fractionalization thereof, in whole or in part, (b) has no present arrangement or intention to sell or distribute the Shares, or to grant participation in the Shares, and (c) does not have any contract, undertaking, agreement, or arrangement with any person to sell, transfer, or grant participation to such person, or to any third person, with respect to any of the Shares.

自有账户购买。买方 a)以投资目的而非名义人或代理人的身份购买股票，且无意或预期去转售、派发、分销部分或全部目标股份份额，(b) 目前没有出售或分销股份或授予股份参与权的安排或意图，并且 (c) 没有与任何人签订任何出售、转让或授予股份的合同、承诺、协议或安排该人或任何第三方参与任何股份。

5.2.3      No Advertisement or General Solicitation. Purchaser is not purchasing the Shares as a result of or subsequent to any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, or presented at any seminar or meeting, or any solicitation of a subscription by a person not previously known to the Purchaser in connection with investments in securities generally. In connection with the offer and sale of Shares to Purchaser, neither the Company nor Purchaser has engaged in any “directed selling efforts” (as defined in Regulation S under the Securities Act).

没有广告或公众游说。买方购买该目标股份不是基于任何报纸、杂志或类似媒体上的广告、文章、通知或其他通讯，或在电视或广播中播出、或在任何研讨会或会议中呈现的内容，或任何买方之前未知的人在证券投资方面的游说。就此目标股份出售购买，公司和买方均没有从事任何 “引导性销售行为”（证券法S规则定义）。

5.2.4      Not an Underwriter. Purchaser is not an underwriter or dealer in the Shares and it is not participating, pursuant to a contractual agreement, in a distribution of the Shares.

非承销商。买方不属于承销商或目标股份中介，且并不是在按某种合同协议来参与分销目标股份。

5.2.5      [Reserved.]

5.2.6      No Affiliates of Other Purchasers. Purchaser is not or has not been, a concert party or under common Control or in any other form affiliated with any other Purchaser(s) that may result in consolidation of their shareholding ratio.

非其他买方的关联方。买方之间不存在一致行动或受共同控制等可能导致对公司的持股比例合并计算的关系。

5.2.7      Non-U.S. Person. Purchaser is not a “U.S. Person” as defined by Regulation S and is not acquiring the Shares for the account or benefit of a U.S. Person. Purchaser acknowledges that the it was not in the United States at the time the offer to purchase the Shares was received from the Company and that all substantive negotiations and communications between Purchaser and Lixiang have occurred outside the United States. Purchaser agrees not to engage in hedging transactions with regard to the Shares unless in compliance with the Securities Act.

非美国人。买方非S规则定义下的 “美国人”，且不是代理“美国人”来购买该目标股份。买方确认在收到公司发出的购买目标股份的要约时，其并没有在美国境内，且买方和公司之间实质性的谈判和沟通没有发生在美国境内。买方同意不使用该目标股份来进行对冲交易，除非符合证券法规定。

5.2.8      Foreign Investor. Purchaser is not a “U.S. Person” (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), and Purchaser hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any offer and sale of the Shares or any use of this Agreement, including (a) the legal requirements within its jurisdiction for the purchase of the Shares, (b) any foreign exchange restrictions applicable to such purchase, (c) any governmental or other consents that may need to be obtained, and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of the Shares. Purchaser’s purchase and payment for, its beneficial ownership of the Shares, will not violate any applicable securities or other laws of Purchaser’s jurisdiction.

外国投资人。买方不是 “美国人”（美国税法1986年法案的7701(a)(30)条规定定义下），且买方现陈述其满足了所在的管辖地有关该协议规定下的目标股份交易的相关法律要求，包括（a）所在管辖地的有关股份购买的相关法律规定, (b)任何与该交易相关的外汇管制规定，(c)任何必须获得的政府和其他许可，以及（d）如有，与该股份购买，持有，兑换，出售或转移相关的收入税或其他税收影响。买方的股份购买和支付对价给与其对股份的所有权，不会违反买方所在管辖地的证券法和其他适用法律法规。

5.2.9      Investment Intent; Blue Sky. Purchaser is acquiring the Shares for investment for its own account, not as a nominee or agent, and not with a view to or for resale in connection with any distribution thereof. Purchaser understands that the issuance of the Shares has not been, and will not be, registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act, the availability of which depends upon, among other things, the bona fide nature of Purchaser’s true and correct state of domicile, upon which the Company may rely for the purpose of complying with applicable Blue Sky laws.

投资意向；蓝天法。买方为自己账户购买该目标股份，而非代持或受托人，且不是意向于分销转售。买方了解，因其依赖于证券法相关规定下豁免注册的要求，该股份的发行没有也不会按证券法要求注册。该豁免情形将决定于，包括其他因素，买方的真实和准确的居住地，公司将依赖此陈述来满足蓝天法的法规要求。

5.2.10    Transfer Restrictions. Purchaser or any person acting on the Purchaser’s behalf has not engaged, or will not engage, in any “directed selling efforts” (as defined under Regulation S) to U.S. Persons or in the U.S. with respect to the Shares and Purchaser and any person acting on its behalf have complied and will comply with the “offering restrictions” requirements of Regulation S under the Securities Act. Purchaser will not, during the period commencing on the date of issuance of the Shares and ending on the first anniversary of such date, or such shorter period as may be permitted by Regulation S or other applicable securities law (the “Restricted Period”), offer, sell, pledge or otherwise transfer the Shares in the U.S., or to a U.S. Person for the account or benefit of a U.S. Person, or otherwise in a manner that is not in compliance with Regulation S. Purchaser has not in the U.S., engaged in, and prior to the expiration of the Restricted Period will not engage in, any short selling of or any hedging transaction with respect to the Shares, including without limitation, any put, call or other option transaction, option writing or equity swap. Purchaser will, after expiration of the Restricted Period in compliance with Regulation S, offer, sell, pledge or otherwise transfer the Shares only in accordance with the provisions of Regulation S, pursuant to registration under the Securities Act or an available exemption therefrom and, in accordance with all applicable state and federal securities laws, and agrees not to engage in hedging transactions with regard to such Shares unless in compliance with the Securities Act.

转售限制。买方或代理买方的任何人，未曾参与或不会参与任何针对“美国人”或在美国境内的针对该股份进行的“引导性销售行为”（S规则定义），且买方及其代表已经并将会遵守证券法S规则的相关限制性发行要求。在从股份发行日其到该日期一周年的期间内，或者S规则或其他相应证券法规定允许的更短期间内（“限制期”），买方不得进行要约，出售，质押或者转售这些目标股份给“美国人”，或者在美国本土内进行交易，或者进行其他违反S规则的行为。买方没有在美国进行，且不会在限制期内对该股份进行任何做空，或对冲交易行为，包括任何期权，卖权及其他选择权交易，期权合同或股权交换等。买方在限制期结束后的出售要约，质押或者转移该股权必须按照S规则要求进行交易，按照证券法注册要求或其合规的豁免，遵守联邦或适当的州法，并承诺不对此股份进行对冲交易，除非符合证券法规定除外。

5.2.11    Restricted Shares. Purchaser understands that the Shares it is purchasing are characterized as “restricted securities” under the federal securities laws inasmuch as they are being acquired from Lixiang in a transaction not involving a public offering and that such securities may be resold without registration under the Securities Act only in certain limited circumstances under such laws and regulations. Purchaser is familiar with Rule 144, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.

限制性股份。买方明白，其购买的股份根据联邦证券法规定性质为“限制性目标股份”，即从公司购买该目标股份不涉及公开发行的交易，且该目标股份在没有按证券法注册的前提下仅能在某种有限的情形按照证券法相应的法规才能进行转售。买方熟悉目前生效的144规则，并明白其以及证券法对转售的相关限制。

(i) Restrictive Legend. Purchaser covenants not to dispose of any of the Shares other than in conjunction with an effective registration statement under the Securities Act or pursuant to another exemption from registration and in compliance with the applicable federal and states securities laws. Purchaser acknowledges and agrees that the certificate representing the Shares shall be endorsed with a Rule 144 legend or the following legends, as well as any other legend required to be placed thereon by applicable federal or state securities laws.

(i) 限制性标记。买方同意不处置该目标股份，除非按照生效的符合证券法规定的注册文本，或者按照相关联邦和州证券法规定的豁免注册来进行交易。买方确认和同意股份凭证应印有144规则要求标记或以下标识，以及其他联邦和州证券法要求的印记。

“THE SHARES ARE BEING OFFERED TO PURCHASERS WHO ARE NOT U.S. PERSONS (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”)) AND WITHOUT REGISTRATION WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT IN RELIANCE UPON REGULATION S PROMULGATED UNDER THE SECURITIES ACT.”

“该股份出售给非美国人的购买者（按《1933年证券法及其修正案》（“证券法”）下的S规则），且依据证券法S规则没有在美国证监会注册。”

“TRANSFER OF THE SHARES IS PROHIBITED, EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT, OR PURSUANT TO AVAILABLE EXEMPTION FROM REGISTRATION. HEDGING TRANSACTIONS MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.”

“该股份的转售是被禁止的，除非根据S规则的相关要求，或证券法的注册要求，或其他合规的豁免要求。此股份不得进行对冲交易，除非遵守证券法的相关规定进行交易除外。”

“THE SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR UNDER THE SECURITIES LAWS OF ANY STATE. THE SHARES MAY NOT BE TRANSFERRED, SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED: (A) IN THE ABSENCE OF (1) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, (2) AN EXEMPTION OR QUALIFICATION UNDER THE SECURITIES ACT AND OTHER APPLICABLE SECURITIES LAWS OR (3) DELIVERY TO THE COMPANY OF AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED; AND (B) WITHIN THE UNITED STATES OR TO ANY U.S. PERSON, AS EACH OF THOSE TERMS IS DEFINED IN REGULATION S UNDER THE SECURITIES ACT, DURING THE 40 DAYS FOLLOWING CLOSING OF THE PURCHASE. ANY ATTEMPT TO TRANSFER, SELL, PLEDGE OR HYPOTHECATE THE SHARES IN VIOLATION OF THESE RESTRICTIONS SHALL BE VOID.”

“该股份没有按《1933年证券法及其修正案》（“证券法”）或者按美国各州证券法进行注册。该股份不得被转售、出售、要约出售、质押或抵押 (A)如果没有(1)根据证券法来进行有效的注册，（2）证券法或其他适用证券法的豁免资格，或（3）给公司提供合理满足的法律意见来说明不需要注册；以及（B）根据证券法S规则定义，在购买交割后的40天内，于美国人或于美国境内发生该等转售、出售、要约出售、质押或抵押。任何违反这些限制要求的试图转售、出售、质押或抵押该股份的行为均为无效的。”

(ii) Purchaser consents to the Company making a notation on its records or giving instructions to any transfer agent of the Company in order to implement the restrictions on transfer of the Shares.

(ii) 买方同意公司对此记录做标识，或给与证券交易操作中介指令来执行对目标股份的限制性。

5.2.12    Offshore Transaction. Purchaser has been advised and acknowledges that in issuing Shares to it pursuant hereto, the Company is relying upon the exemption from registration provided by Regulation S and/or Section 4(a)(2) promulgated under the Securities Act. Purchaser is acquiring its Shares in an offshore transaction in reliance upon the exemption from registration provided by Regulation S and/or Section 4(a)(2) promulgated under the Securities Act.

境外交易。买方已被告知并确认，公司依赖证券法颁布的S规则以及/或证券法第4(a)(2)条提供的的注册豁免来进行该目标股份的出售。买方购买该股份属依赖证券法颁布的S规则以及/或证券法第4(a)(2)条提供的注册豁免的境外交易。

5.2.13    Independent Review. Purchaser in making the decision to purchase the Shares subscribed for: (a) has received, reviewed and understood this Agreement; (b) has, prior to any sale, been given access and the opportunity to ask any and all questions it had, and to receive answers from the Company or any person acting on its behalf concerning the Company, its business plan, management and current financial condition, and/or the terms and conditions of the offer and sale of the Shares, and Purchaser has received complete and satisfactory answers to any such inquiries; (c) has relied solely upon the information contained within this Agreement or upon information obtained in its own investigation; (d) understands that the attorneys, accountants or other professionals who have been employed to perform services on Lixiang’s behalf have NOT been employed to represent the interests of Purchaser, represents and acknowledges that it has consulted with and is relying on its own counsel or advisors for independent legal, accounting, financial and tax advice concerning this investment in Lixiang, including but not limited to advice as to the legality of any resale of the Shares, tax or other consequences of such investment in Lixiang, and the suitability of the investment for Purchaser; (e) acknowledges that the books and records of Lixiang have been available for inspection upon reasonable notice and during reasonable business hours at Lixiang’s principal place of business and that the appropriate officers of Lixiang have been available to answer any questions concerning this investment; and (f) acknowledges that the purchase of the Shares involves a high degree of risk and further acknowledges that it can bear the economic risk of the purchase of the Shares, including the total loss of its investment.

独立审核。买方在决定购买该目标股份时，a)已经获得，审阅，并理解该协议内容; b)在交易前已被提供公司信息，并且有机会询问有关公司及其业务计划、管理层和财务状况及有关该股份交易的条件相关问题，得到公司或任何代表公司的个人的答复，且买方已得到完整满意的回复；c)仅依赖此协议提供的信息或通过自行调查得到的信息；d) 理解律师，会计师或其他聘请来代表公司提供服务的专业人士并不是被聘请来代表买方的利益，并陈述确认其已经就此股份交易进行咨询并依赖其自己的律师或顾问来做出独立的法律，会计，财务和税收意见，包括但不限于有关股份的转售性，税收以及该投资的影响，以及买方进行该投资的适当性；e)确认公司的账本已经在合理通知前提下在公司主要运营地和工作时间被提供予以审查，且公司的管理层对该交易的相关问题提供回复; 且f) 确认该股份的购买涉及高风险，并进一步确认其能够承担购买股份的经济风险，包括承担其投资的全部损失。

5.2.14    Brokers or Finders. Purchaser has not and will not incur, directly or indirectly, as a result of any action taken by it, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or the transactions contemplated hereby.

中介或中间人。买方目前和将来均不会因其采取的任何行动而直接或间接地发生与本协议或本协议拟议交易相关的经纪费、中介费或代理费或任何类似收费的任何负债。

Article 6 DEFAULT

第 6 条 违约责任

6.1     Except for the cause of Force Majeure, the failure or inadequate performance by either Party under this Agreement, or the breach of any representation and/or warranty made by such party under this agreement, shall be deemed a default, except for circumstances beyond their control. The Party in default (hereinafter referred to as the “Defaulting Party”) shall correct its default within 30 days (hereinafter referred to as the “Cure Period”) from the date the other Party (hereinafter referred to as the “Non-defaulting Party”) delivers a notice requesting correction of the default, unless otherwise provided in this Agreement. If the Defaulting Party fails to correct its default within the Cure Period, the Non-defaulting Party shall be entitled to demand the Defaulting Party to assume its liability for the default and to compensate for all the losses incurred as a result.

除不可抗力因素外，本协议任何一方未履行或未适当履行其在本协议项下承担的任何义务，或违反其在协议项下作出的任何陈述和/或保证，均视为违约，该方（以下简称“违约方”）应在未违反本协议一方（以下简称“守约方”）向其送达要求纠正的通知之日起 30 日内（以下简称“纠正期限”）纠正其违约行为；如纠正期限届满后，违约方仍未纠正其违约行为，则守约方有权要求违约方承担违约责任，并赔偿由此给守约方造成的全部损失。

6.2     For the avoidance of doubt, after the execution of this Agreement, if this Agreement fails to become effective due to the dissatisfaction of the conditions precedent as set forth in Article 3.1 of this Agreement, the relevant Party shall not be deemed to have breached this Agreement.

为避免疑义，本协议签署后，因本协议第 3.1 条的先决条件未成就而导致本协议未生效，不应视为相关方违反本协议。

6.3     Purchaser agrees to indemnify and hold Lixiang and any person, if any, who controls the Company, within the meaning of Section 15 of the Securities Act, and Lixiang’s officers, managers, members, directors, agents, attorneys and affiliates harmless from and against all damages, losses, costs and expenses, including reasonable attorneys’ fees and expenses reasonably incurred in the investigation or preparation in defense of any litigation commenced or threatened or any claim whatsoever, which they may incur by reason of any misrepresentation or breach of any warranty made by Purchaser herein, or in any document provided by Purchaser to the Company in connection with Purchaser’s investment in Lixiang.

买方同意赔偿并保护公司及公司的控制人（按证券法15条的规定），以及公司的高管、经理、成员、董事、代理人、律师和关联方免受由于买方在本协议中的任何虚假陈述或违反任何保证，或在与其在公司投资相关的任何文件中向公司提供的信息而引起的任何损害、损失、费用和支出的责任，包括合理的律师费用和调查或筹备任何已开始或可能面临的诉讼或任何索赔所需的合理费用。

6.4     This Article 6 shall survive rescission or termination of this Agreement.

本第6条在本协议解除或终止后持续有效。

Article 7 CONFIDENTIALITY

第 7 条 保密

7.1     Except as otherwise provided under Applicable Laws, regulations or regulatory documents, or unless otherwise required by the SEC, NASDAQ or CSRC, each Party shall, and shall cause its agents and employees and consultants to maintain in strict confidence of the other Party’s Confidential Information. Without obtaining the other Party’s prior written consent, neither Party shall disclose such Confidential Information (including without limitation, by accepting interviews, answering questions or surveys, news releases or otherwise). For the purposes of this Agreement: Confidential Information means the existence of this Agreement and its contents, the transactions, arrangements or other ancillary matters contemplated by this Agreement, and all information relating to this Subscription. The Confidential Information shall not include information which (i) was already in the possession of the Receiving Party at the time of such disclosure by the Disclosing Party, (ii) general public knowledge, otherwise than as a result of improper conduct by the Receiving Party; (iii) properly obtained by the Receiving Party through a third party; (iv) is required to be disclosed under provisions of law, regulation, regulatory document or rules of the SEC, NASDAQ or CSRC; or (v) is disclosed to professional advisors of the Disclosing Party, provided that such advisors bear the duty of confidentiality towards the Disclosing Party, regarding any information disclosed to them.

除相关法律、法规或规范性文件另有规定，或美国证券交易委员会、纳斯达克、中国证监会提出任何要求外，本协议任何一方均应当，并应当促使其代理人、员工和顾问，对另一方的保密信息予以严格保密，未经对方事先书面同意，任何一方均不得将上述保密信息予以披露（包括但不限于通过接受采访、回答问题或接受调查、举行新闻发布或者其他方式）。在本协议中，“保密信息”是指本

协议的存在及其内容，本协议项下的交易、安排或任何其他附属事项及本次认购所涉及的所有资料。保密信息不包括(i) 在披露方作出披露的时候已经被接受方所掌握的信息；(ii) 并非由于接受方的不当行为而众所周知的信息；(iii) 由接受方通过第三方正当获取的信息；(iv) 任何根据法律、法规、规范性文件或美国证券交易委员会、纳斯达克、中国证监会的规定而被要求披露的信息；或(v) 向披露方的专业顾问披露，但该等专业顾问就披露给其的任何信息对披露方负有保密义务。

7.2     This Article 7 shall survive rescission or termination of this Agreement.

本条款在本协议解除或终止后仍然有效。

Article 8 GOVERNING LAW

第 8 条 适用法律

The execution, performance and interpretation of this Agreement and all matters related hereto shall be governed by the laws of Hong Kong Special Administrative Region of the People’s Republic of China.

本协议的订立、履行、解释及与本协议相关的一切事宜适用中国香港特别行政区法律。

Article 9 FORCE MAJEURE

第 9 条 不可抗力

9.1     “Force Majeure” means any objective event which is unforeseeable, or unavoidable and insurmountable even if foreseeable, including but not limited to wars, earthquakes, floods, fires, wars and strikes.

不可抗力是指各方或者一方不可预见，或即使可预见也不可避免并不可克服的客观事件，包括但不限于战争、地震、洪水、火灾、战争、罢工等。

9.2     If a Party is unable to perform any of its obligations because of an event of Force Majeure, the time for performance of the obligations under this Agreement of such prevention shall be extended by a period equal to the delay caused by the event of Force Majeure. The Party claiming inability to perform its obligations due to an event of Force Majeure shall take appropriate means to minimize or remove the effects of the event of Force Majeure, and shall use reasonable efforts to resume performance of the obligation affected by the event of Force Majeure as soon as possible.

如果一方因不可抗力事件而不能履行其任何义务，因不可抗力事件而不能履行的本协议项下义务的履行时间应予延长，延长的时间等于不可抗力事件所导致的延误时间。声称遭遇不可抗力事件而不能履行义务的一方应采取适当措施减少或消除不可抗力事件的影响，并应尽合理努力尽快恢复履行受不可抗力事件影响的义务。

9.3     The affected Party shall notify the other Party and provide available evidences within five (5) Business Days after the occurrence of the event of Force Majeure.

受不可抗力事件影响的一方应在不可抗力事件发生后的 5 个工作日内通知另一方并提供其所能得到的证据。

9.4     Should any Party be prevented from performing all or any part of its obligations under this Agreement as a result of an event of Force Majeure, such Party shall not be deemed to be in breach of this Agreement, and shall not be liable for breach of this Agreement.

如任何一方因不可抗力事件而无法全部或部分履行其在本协议项下的任何义务，则该方不视为违约，不承担违约责任。

9.5     If such event of Force Majeure and its effect continue for thirty (30) days or more and, as a result, forfeiture of any Party’s ability to continue performance of this Agreement, either Party shall have the right to terminate this Agreement by written notice.

如不可抗力事件及其影响持续 30 日或以上并且致使任何一方丧失继续履行本协议的能力，则本协议任何一方有权以书面通知的方式解除本协议。

9.6     During the occurrence of an event of Force Majeure, the Parties shall in all other respects continue their performance of this Agreement except to the extent such non-performance is due to such event of Force Majeure. The obligations suspended during the occurrence of an event of Force Majeure shall be resumed as soon as the event of Force Majeure or the effect thereof has been cured or removed.

在发生不可抗力事件期间，除因不可抗力事件导致不能履行的方面外，各方应在其他各个方面继续履行本协议。在不可抗力发生期间中止履行的义务应于不可抗力事件或其影响终止或消除后立即恢复履行。

ARTICLE 10 EFFECTIVENESS, AMENDMENT AND TERMINATION

第 10 条 协议生效、变更及终止

10.1   This Agreement shall come into effect from the date when it is signed by the authorized representatives.

本协议经授权代表签字之日起生效。

10.2   Any amendment of this Agreement shall be agreed upon by the Parties through negotiations and a written supplemental agreement shall be separately executed.

本协议的变更需经各方协商一致并另行签署书面补充协议。

10.3   This Agreement may be terminated in any of the following circumstances:

本协议可依据下列情况之一而终止：

10.3.1    If the conditions precedent set forth in Article 3.1 of this Agreement are not fulfilled, either Party shall have the right to terminate this Agreement by written notice.

如本协议第 3.1 条所述先决条件未能完成，任何一方均有权以书面通知方式终止本协议。

10.3.2    If permanent injunctions, regulations, rules and orders issued by the regulatory authorities or exchanges to restrict, prohibit or cancel the completion of this Subscription are final and non-appealable, either Party shall have the right to terminate this Agreement by written notice.

如果有关主管部门、证券交易所作出的限制、禁止和废止完成本次认购的永久禁令、法规、规则和命令已属终局且不可上诉，任何一方均有权以书面通知方式终止本协议。

10.3.3    This Agreement may be terminated by the Parties upon the mutual agreement and execution of a written agreement.

经各方协商一致并签署书面协议，可终止本协议。

10.3.4    If any Party is in material breach of this Agreement, the non-breaching Party shall serve a written notice on the breaching Party requiring the breaching Party to take immediate measures to remedy such breach. If such breach remains unremedied within 30 days from the date of delivery of the notice, the non-breaching Party shall have the right to terminate this Agreement unilaterally by written notice.

如任何一方严重违反本协议规定，在守约方向违约方送达书面通知要求违约方对此等违约行为立即采取补救措施之日起 30 日内，此等违约行为仍未获得补救，守约方有权单方以书面通知方式终止本协议。

10.3.5    Arising out of Force Majeure, either Party can terminate this Agreement in accordance with Article 9.5.

受不可抗力影响，任何一方可依据本协议第 9.5 条规定终止本协议。

ARTICLE 11 SERVICE OF NOTICES AND SERVICE OF PROCESS

第 11 条 通知及送达

11.1   All notices or written communications to be given by any Party to the other hereunder shall be made in a manner that both Parties could receive such communications. All notices and other communications made pursuant to this Agreement shall be conclusively deemed to have been duly given: (a) at the date of receipt upon signature by the recipient after deposit with an overnight delivery service; or (b) at the next Business Day when sent via Wechat or E-mail.

本协议项下任何一方向另一方发出的所有通知或书面通讯应以双方可以接收的方式发送。根据本协议发出的通知或通讯，如以快递的方式发出，通知信件交给快递服务公司后收件人的签收日期视为送达日期；如以微信或电子邮件的方式发出，则在发送后的第 1 个工作日为送达日期。

11.2   All notices and communications shall be sent to the actual business addresses of the Parties or other mailing address notified by any Party to the other Party. If a Party fails to notify the other Party of a change of address in a timely manner after such change of address, documents delivered to the original address of such Party before formal notice to the other Party shall be deemed served to such Party.

所有通知和通讯应发往双方实际办公地址，或者任何一方以书面方式通知另一方的其他收件地址。如一方变更地址后未及时通知另一方，则另一方在未得到正式通知之前，将有关文件送达该方原地址即视为已送达该方。

Article 12 FEES

第 12 条 费用

12.1   Any and all of the costs and expenses to be incurred in connection with this Agreement and this Subscription shall be paid by the Party incurring such costs and expenses, whether or not the transactions contemplated by this Agreement are completed.

无论本协议所述交易是否完成，因本协议和本次认购而发生的全部成本和开支，均应由发生该等成本和开支的一方自行支付。

12.2   The Parties agree that all the taxes payable as a result of this Subscription shall be respectively borne by the Parties in accordance with the relevant laws and regulations.

各方同意，因本次认购所应缴纳的各项税费，由各方按照相关法律、法规的规定各自承担。

Article 13 MISCELLANEOUS

第 13 条 其他

13.1   No Party shall be subject to succession or assignment restrictions.

继受及转让，任何一方均不受限。

13.2   Severability. The illegality, invalidity or unenforceability of any provision of this Agreement shall not affect the legality, validity or enforceability of any other provision of this Agreement. If any provision of this Agreement is held to be invalid or unenforceable, but would be valid and enforceable if deleted or modified in part, the provision shall be deemed to be modified or partially deleted as necessary and shall continue to be in effect as modified or partially deleted.

可分割性。本协议任何条款不合法、无效或不能强制执行，均不影响本协议任何其他条款的合法性、效力或可强制执行性。如果本协议任何条款被裁定为无效或不具有可强制执行性，但若进行部分删除或修改仍可使之成为有效或具有可强制执行性，该等条款可在进行必要的部分删除或修改后继续实施。

13.3   Amendment. Any amendment or supplement to this Agreement shall be agreed upon by the Parties, and a written amendment or supplement document shall be executed by the Parties through mutual assent. Any amendment or supplement document shall be an integral part of this Agreement and shall have equal force and effect as this Agreement. In the event that there is any conflict between the amendment or supplement document and this Agreement, the amendment or supplement document shall prevail.

修订。任何对本协议的修改或补充，必须经各方协商一致并签订书面修改或补充文件。任何对本协议的修改或补充文件均是本协议不可分割的一部分，与本协议具有同等效力。修改或补充文件与本协议发生冲突时，以修改或补充文件为准。

13.4   Waiver. If any Party to this Agreement waives any breach of this Agreement by the other Party, such waiver shall be made in a written instrument signed by the waiving Party, which shall not be deemed as a waiver of any other breach of this Agreement by the other Party.

放弃。如本协议任何一方放弃追究其他方在本协议项下的任何违约责任，则该项放弃应当由放弃追究的一方以经其签署的书面方式作出，且该项放弃不应被视为放弃追究其他方在本协议项下的其他违约责任。

13.5   Entire Agreement. This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereunder and supersedes all prior written and oral agreements and all prior other communications and arrangements among the Parties with respect to the subject matter hereunder.

完整协议。本协议构成了各方就本协议项下标的事项的全部协议，并取代此前各方就本协议项下标的事项的所有书面和口头的协议及此前的所有其他通信及安排。

13.6   This Agreement is written in English and Chinese and shall become effective upon signature by the Parties. This Agreement is made in two originals, with each Party holding one original, with each original having the same legal effect. In case there is any conflict between the English version and the Chinese version, the English version shall prevail.

本协议采用中英文书写，各方签字即生效。正本一式贰份，各方各执壹份，各份具有同等的法律效力。如英文版本和中文版本有任何冲突，以英文版本为准。

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(Intentionally Left Blank. Signature Page to the Share Subscription Agreement)

（本页无正文，为《股份认购协议》之签署页）

Biao Wei

魏彪

Signature:

签字：________________

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Lixiang Education Holding Co., Ltd.

丽翔教育控股有限公司

Authorized Representative (Signature):

授权代表（签字）：________________